CHINA REGISTRATION AND DISTRIBUTION AGREEMENT

This Registration and Distribution Agreement (this “Agreement”) is made and entered into as of April 3, 2017 (the “Effective Date”) by and between:

LOMBARD MEDICAL LIMITED, a Company organized and existing under the laws of England with registered offices in Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire, OX11 7HJ, United Kingdom( “Company” or “LOMBARD”), and

MICROPORT ENDOVASCULAR (SHANGHAI) CO., LTD., a company registered in People’s Republic of China, whose registered office is at Building 1, Lane 3399, Kangxin Road, Pudong New District, Shanghai, 201318 P. R. China (“Distributor” or “MP ENDO”).

The Company and the Distributor may be referred to herein as a “Party” or, collectively, as the “Parties”.

RECITALS:

WHEREAS, in connection with the investment in and strategic collaboration between LOMBARD and MICROPORT SCIENTIFIC CORPORATION;

WHEREAS, Company wishes to appoint Distributor as its exclusive distributor of Products (as defined below) in the Territory (as defined below) subject to the terms and conditions set forth in this Agreement, and Distributor is willing to accept such appointment.

NOW, THEREFORE, in consideration of their mutual covenants and agreements contained herein, and the mutual benefits to be derived here from, the Parties, intending to be legally bound, hereby covenant and agree as follows:

COVENANTS:

ARTICLE 1
DEFINITIONS

1.01     Capitalized terms in this Agreement shall have the following meanings:

“Affiliate” shall mean, with respect to any Person, any other Person which controls, is controlled by, or is under common control with such Person.  A Person shall be regarded as in control of another entity if it owns or controls more than fifty percent (50%) of the equity securities of the subject entity entitled to vote in the election of directors (or, in the case of an entity that is not a corporation, for the election of the corresponding managing authority).  Notwithstanding the foregoing, with respect to a Party, “Affiliate” does not include a purchaser or holder of such Party’s equity securities that acquired or acquires such equity securities solely for investment purposes such as a venture capital fund or private equity fund.

“Agreement” shall mean this Registration and Distribution Agreement, including the Exhibits attached hereto, as such may be amended from time to time.

“Annual Minimum Volume” shall mean the minimum purchase requirements for the Products for each calendar year during the term of this Agreement established via a mechanism of mutual agreement within ninety (90) days after the relevant Approval Date for each   Product and thereafter by October 31st of each of the prior year. Distributor shall apply good faith efforts to meet the Annual Minimum Volume. Notwithstanding anything to the contrary in this Agreement, Distributor’s failure to meet the same shall not be a material breach as described in Section 15.01 hereof, but such failure will trigger a requirement by Distributor to purchase the Annual Minimum Volume for the year in question, subject to good faith discussion between the parties. In no event Distributor shall be held liable to Company for any damage, loss or otherwise due to such failure.

“Approval Date(s)” shall mean the issuance date of CFDA Registration Certificates for either of the Products.

“Bankruptcy Event” shall mean the Person in question becomes insolvent, or voluntary or involuntary proceedings by or against such person or entity are instituted in bankruptcy or under any insolvency law, or a receiver or custodian is appointed for such person or entity, or proceedings are instituted by or against such person or entity for corporate reorganization or the dissolution of such person or entity, which proceedings, if involuntary, shall not have been dismissed within sixty (60) days after the date of filing, or such person or entity makes an assignment for the benefit of its creditors, or substantially all of the assets of such person or entity are seized or attached and not released within sixty (60) days thereafter.

“Business Days” shall mean Monday through Friday, and shall exclude Saturday, Sunday, and public holidays in P.R. China.

“CFDA Registration Certificate(s)” shall mean Registration Certificate(s) of the Products issued by CFDA.

“CFDA” shall mean China Food and Drug Administration.

“Change of Control” shall mean with respect to a Party, a change in ownership or control of such Party effected through (i) the acquisition, directly or indirectly, by any Person or related group of Persons different from the persons holding those securities immediately prior to such transaction, of beneficial ownership of securities possessing fifty percent (50%) or more of the total combined voting power of such Party’s outstanding securities, (ii) a merger or consolidation in which securities possessing fifty percent (50%) or more of the total combined voting power of such Party’s outstanding securities are transferred to a Person or Persons different from the persons holding those securities immediately prior to such transaction; or (iii) the sale, transfer, exclusive license or other disposition of all or substantially all of such Party’s assets, or any material technology or intellectual property of such Party; provided, however, that any internal restructuring, reorganizing, or event where the existing shareholders retain control, shall not constitute a Change of Control for the purposes of this Agreement.

“FDA” shall mean the United States Department of Health and Human Services Food and Drug Administration or any successor agency.

“Force Majeure Event” shall mean any event beyond the reasonable control of the Party affected by such event and which occurs without the fault or negligence of such Party or any of its subcontractors or suppliers, including, but not limited to, an act of God, delay or loss in transportation, fire, flood, earthquake, storm, war, riot, revolt, act of a public enemy, embargo, explosion, civil commotion, strike, act of terror, labor dispute, loss or shortage of power, impossibility or delay of obtaining raw materials or shortage in supply of raw materials or any law, rule, regulation, order by any Governmental Authority except for any action regarding public policy. In each instance, the failure to perform must be beyond the reasonable control of the first Party.

“Governmental Authority” shall mean any court or any governmental or other administrative or regulatory body, authority, department, ministry, agency, tribunal, or commission in the Territory including CFDA.

“Person” shall mean any natural person, corporation, firm, business trust, joint venture, association, organization, company, partnership or other business entity, or any government, or any agency or political subdivisions thereof.

“Product(s)” shall mean those products manufactured by Company as described in Exhibit A attached hereto.  Product(s) may be changed, deleted or added by the mutual consent in writing of Company and Distributor.  Notwithstanding anything in this Agreement to the contrary, and at Distributor’s election but not obligation, Distributor is free to determine whether and when to distribute the Product of AlturaTM in the Territory.

“Purchase Order” or “Order” shall mean individual, written purchase order placed by Distributor for the purchase of Products from Company.

“Purchase Price” shall mean the transfer price to Distributor for each of the Products, which price may be revised from time to time through consultation and agreement in writing between the Parties, taking into account the prevailing market prices of Similar Products.  Such revisions shall apply to the Orders placed by Distributor after the effective date of the revision.  Price changes shall not affect unfulfilled Purchase Orders placed by Distributor prior to the effective date of the revision.

“Similar Products” shall mean any products for use by vascular surgeons similar to the Products, for which Distributor holds the exclusive distribution rights granted by Company that may be regarded as directly competitive or substitutable of the Products which will be mutually judged and agreed upon by Distributor and Company.

“Specifications” or “specifications” shall mean the material, design and quality standards appropriate for their intended use for the Products supplied by the Company to the Distributor, as such may from time to time be amended by written agreement of the Parties.

“Term” shall have the meaning set forth in Article 14.

“Territory” shall, for the purposes of this Agreement, mean China, Hong Kong and Macau.

“Third Party” shall mean any individual or entity other than a Party or an Affiliate of a Party.

ARTICLE 2
APPOINTMENT

2.01     Company hereby appoints Distributor, and Distributor accepts such appointment, as Company’s exclusive distributor to market, promote, distribute and sell the Products within the Territory.  Company shall not, directly or indirectly, supply the Products to any Third Party other than Distributor in the Territory within the Term of this Agreement.

2.02     Company agrees that Distributor may, at its sole discretion, appoint one or more Persons to act as sub-distributors (each a “Sub-distributor” and, collectively, the “Sub-distributors”) to market, promote, distribute and sell the Products within any portion of the Territory, as the case may be.

2.03     In the event Company intends to market, promote, distribute and sell any new listing Similar Products in the Territory, Distributor shall, under identical terms and conditions, reserve the preemptive right, which may be exercised within sixty (60) days of receipt of notice by Distributor, to be appointed as the exclusive distributor for the said similar Products.  For the avoidance of doubt, once Distributor claims to exercise the said preemptive right, such new listing Similar Products shall be deemed as having been added to Exhibit A.

2.04     The relationship of Company and Distributor established under this Agreement is that of independent contractors, and nothing contained herein shall be construed as to: (i) give either Party the power to direct and control the day-to-day activities of the other; or (ii) allow one Party to create or assume any obligation on behalf of the other for any purpose whatsoever.

2.05     Distributor shall use its best efforts in the promotion and sale of the Products.  Upon the earlier of the Approval Date for either of the Products, Company shall provide Distributor with training and marketing supports (“Training and Marketing Support”) with respect to promotion of the Products within the Territory. The amount of the Training and Marketing Support equals a certain fixed dollar amount established via a mechanism of mutual agreement after the relevant Approval Date for each Product and thereafter by October 31st of each of the prior year for each calendar year during the Term of this Agreement.  The contribution date, manner and details of Company’s contribution towards the Training and Marketing Support shall be mutually agreed between the Parties following good faith discussions and taking into account the purchase amount, Company’s budget and market needs.

2.06     Upon Distributor’s reasonable request, Company shall provide to Distributor a limited quantity of Product samples (“Product Samples”), which quantity shall be determined in good faith by mutual agreement of the Parties and included within the Training and Marketing Support fixed dollar amount agreed upon in Section 2.05.  Distributor shall use such Product Samples solely for the promotion of the Product in the Territory pursuant to this Agreement. Marketing Support limits defined above shall apply to the cost of Product Samples. For the avoidance of doubt, Marketing Support limits defined above shall not apply to cost of free samples defined under Section 6.01 hereof.

2.07     Company agrees that the tenders involving the Products which are held in each areas or sites of the Territory (the “Tenders”) shall be participated by Distributor in the name of Distributor.  Company shall provide Distributor with any required Tender support documents.  Company shall provide reasonable assistance to Distributor to participate in the Tenders.

2.08     Company shall respond to all inquiries from Distributor concerning matters pertaining to this Agreement within a reasonable time.  Upon reasonable request from Distributor, Company shall provide Distributor with information from the US, European and Japanese markets as to general market movement, competitors’ prices and strategies, names of Company’s major customers (users) and other information that may help Distributor to promote and sell the Products in the Territory.

ARTICLE 3
TERMS OF PURCHASE OF PRODUCTS

3.01     Distributor will order the Products by means of Purchase Order transmitted by facsimile or e-mail to Company.  Distributor shall have the right but not obligation to place the Order on a monthly basis.  The Order shall specify applicable prices, Product code, Product quantities, requested shipping schedule, shipping instructions, and other matters necessary for the individual transaction.

3.02     Company shall notify Distributor of its acceptance or rejection of the Order in written form within five (5) Business days after receipt of such Order from Distributor.  If rejected, the reasons for the rejection, and if rejected by Company, the quantities of Products on the rejected Order shall be deducted from Annual Minimum Volume for the applicable year.  In default of written confirmation of acceptance or rejection within five (5) Business days, the Order shall be deemed rejected.  Under such circumstance, Distributor shall assume no obligation to either the Order or the written acceptance by Company thereafter, unless an agreement regarding the Order can be reached between Company and Distributor which shall be confirmed in writing.  Any Order submitted by Distributor and accepted by Company shall be binding upon the Parties and may not be modified, rescinded or cancelled by either Party without the written agreement of the other Party.  If there are any inconsistencies between the terms of any Order and the terms of this Agreement, the terms of this Agreement shall govern.

3.03     Within ten (10) Business Days after the beginning of each calendar quarter, Distributor shall forward to Company non-binding forecasts of Product requirements for the next calendar quarter. Company shall at all times maintain an adequate supply of Products in its inventory as indicated in the said forecasts to meet Distributor’s Product requirements shown in the Order.  Distributor shall not be obligated to meet Annual Minimum Volume if Company is not able to provide Distributor with Products on a timely basis.

3.04     Dates of shipment will be agreed upon in writing between the Parties with respect to each Order.  Company shall ship the Products as per the agreed shipping date.  Company shall deliver the Products to Distribution all in accordance with the applicable Order and Specifications.  All Products shipped pursuant to the terms of this Agreement shall be suitably packed for proper shipment in Company’s standard shipping cartons, marked for shipment to Distributor’s address set forth in Section 17.04 and delivered to Distributor in accordance with EXW Company Facility (INCOTERMS 2010) or such other facility as agreed by the Parties, at which time ownership for such Products and risk of loss shall pass to Distributor, unless otherwise specified in the Order accepted by Company.

3.05     The remaining shelf life of the Products received by Distributor shall be at least nine (9) months as of the date Distributor receives such Products.

3.06     Company warrants that all Products will be free of defects in material, design and workmanship and in accordance with their applicable Orders, Specifications and all applicable laws.

3.07     Distributor shall inspect the Products received for conformity with Distributor’s Order within thirty (30) Business days after receipt thereof (“Inspection Period”).  Should during such Inspection Period the Products be found to have any defects or non-conformities, Distributor shall serve to Company a written notice addressing such defects or non-conformities in detail.

3.08     If any Products are rejected pursuant to Section 3.07, upon receipt of the properly rejected Products, Company shall, as promptly as possible but no later than fifteen (15)Business Days after receipt by Distributor of the properly rejected Products, evaluate them to determine if they are defective.  In the event Company concurs that the properly rejected Products do not comply with the agreed-to Specifications (“Defective Products”), then, at Company’s option:

(a)        Company shall, at its option, within thirty-five (35) Business Days or as otherwise agreed by the Parties, complete the repair or replacement the Defective Products to comply with the applicable agreed-to Specifications.  The shipment of the said return and replacement shall be borne by Company; or

(b)        Distributor may without any liability to Company cancel the relevant Order in full or partially with Defective Products.

3.09          In the event that Distributor fails to supply, sell, distribute the Products due to any of Company’s failure to deliver the Products (inclusive of the replacement Products, if applicable) on a timely basis  in accordance with this Agreement, the corresponding quantities of the above mentioned Products shall be deducted from Annual Minimum Volume for the applicable year.  In addition, Company shall bear and fully indemnify Distributor against any and all loss, damage, cost and expense (including any damages claimed by any Third Party) incurred by Distributor directly as a result of such delay subject to the Purchase Price of the Products not appropriately supplied. Such indemnification may be directly deducted from the Purchase Price payable or to be paid by Distributor to Company.

ARTICLE 4
PURCHASE PRICE AND ANNUAL MINIMUM VOLUME

4.01     Within ninety (90) days after the corresponding Approval Date for certain Products, and at least sixty (60) days prior to the commencement of each calendar year thereafter, the Parties shall, through negotiation in good faith, determine the Purchase Price and Annual Minimum Volume of such Products for each calendar year during the term of this Agreement.

4.02     If the currency exchange rate between Renminbi  (RMB) and United States Dollars (US$) fluctuates by up to plus or minus five percent (5%) from the exchange rate of RMB:US$ which is announced by China Foreign Exchange Trade System (“CFETS”) on its website(http://www.chinamoney.com.cn/english/) on the date that the latest Purchase Price has been agreed between the Parties, Distributor will bear or benefit from 100% of currency exchange rate impact, that is to say, the Purchase Price shall not be affected by currency exchange rate fluctuation of up to plus or minus five percent (5%). Where such fluctuation exceeds the threshold of five percent (5%) or above up to maximum of ten percent (10%), Company shall bear or benefit from the currency exchange rate fluctuation impact, that is to say Purchase Price shall be revised by the Parties in accordance with the rate of exchange rate fluctuation.  If the currency exchange rate between Renmenbi (RMB) and United States Dollars (US$) fluctuates more than plus or minus ten percent (10%), both Parties shall promptly and in good faith negotiate an adjustment of the Purchase Price applicable to the Products.

4.03     As Chinese health policy on price and medical insurance is currently undergoing significant changes, it is necessary for the Parties to review and analyze the Purchase Price and Annual Minimum Volume each calendar year.  If winning bid price of Product declines, the Parties agree to adjust the price and/or the Annual Minimum Volume through friendly negotiation accordingly.

4.04     Company undertakes to pay any national or local taxes imposed in United Kingdom or elsewhere outside Territory that may be required to ship the Products to Distributor.  Distributor undertakes to pay any taxes that may be applicable to its business in relation to the Products according to the laws and regulations prevailing in the Territory.

ARTICLE 5
PAYMENT

5.01     Company shall provide an invoice to Distributor for each accepted Order specifying the Purchase Price of the ordered Products.  Distributor shall pay to Company the full amount shown on each of such invoice in US$ by wire transfer (T/T) within ninety (90) calendar days after receipt of the Products (“Payment Term”).

ARTICLE 6
GOVERNMENTAL APPROVAL

6.01     Distributor shall use commercially reasonable efforts, to obtain CFDA Registration Certificate for the Products.  Distributor shall be responsible for necessary costs and expenses associated with obtaining, holding and maintenance of CFDA Registration Certificate.  Company shall cooperate fully with Distributor and provide all necessary assistance, including without limitation, Product specifications, free samples (for the purpose of type test), technical documentation, validation and other data as required by Governmental Authority from time to time to support the obtaining, holding and maintenance of CFDA Registration Certificate for the Products, including but not limited to, testing requirements, existing human clinical trial data (if necessary), design history files and shall bear any costs associated with providing such cooperation and assistance.

6.02     In the event a clinical trial is required by Governmental Authority for obtaining, holding and maintaining CFDA Registration Certificate for the Products, the Parties shall, prior to initiating the clinical trial, through good faith negotiation,  determine  to what extent and in what proportions each Party shall be required to contribute to the clinical trial costs, including without limitation, payment made to clinical trial organization and contract research organization, and supply of Products used in such trial.

6.03 Company shall be responsible for obtaining, at its own expense, any required export licenses and other permits from any relevant Governmental Authority for the export of the Products to Distributor.  Distributor shall be responsible for, at its own expense, obtaining and maintaining any required licenses and permits and for satisfying all formalities as may be required to import the Products by Distributor into the Territory in accordance with the prevailing legislation.  Distributor shall maintain the “Medical Device Business License” required by Governmental Authority in order to distribute the Products during the Term of this Agreement.  Each Party shall cooperate fully with the other and provide all reasonable assistance to the other in connection with obtaining and maintaining any licenses or permits contemplated by this Section 6.02.

6.04     During the term of this Agreement, each Party hereto shall comply with any and all applicable laws including, but not limited to, anti-bribery law, rules and regulations applicable to its activities pursuant to this Agreement.

ARTICLE 7
DISCONTINUATION AND MODIFICATION OF PRODUCTS

7.01     In the event of any discontinuation (“Discontinuation”) of the Products in the Territory (“Discontinued Products”), Company shall notify Distributor in writing at least six (6) months prior to such Discontinuation. Despite such Discontinuation, Distributor is entitled to retain the right to sell its remaining inventory of the said Discontinued Products; (ii) request the Company to repurchase any of such Discontinued Products at the original Purchase Price of the same paid by Distributor.  Notwithstanding the foregoing, in the case of bid winning Products in the Territory, Company shall ensure the supply of such Discontinued Products to fulfill all Orders placed by Distributor from time to time for any tenders in effect.

7.02     Company may change, modify, or alter the design or applicable Specification (“Modification”) of the Products supplied hereunder and initiate the manufacture of the modified products (“Modified Products”) provided that written notice thereof is addressed to Distributor (i) at least sixty (60) days prior to the said manufacture in the case of material Modification (“Material Modification”) required by Applicable Law for CFDA registration (“Modification Registration”), and in such cases Company shall at all times maintain a sufficient supply of unmodified Products to fulfill all Orders placed by Distributor from time to time until the completion of Modification Registration; or (ii) at least thirty (30) days prior to the said manufacture in other cases.

7.03     Notwithstanding the above Section 7.01 & 7.02, neither Discontinuation nor Modification provided therein respectively shall lead to any loss and damage incurred by Distributor. Otherwise, Company is obliged to compensate for all such loss and damage.

ARTICLE 8
RECALL

8.01     Pursuant to any reporting requirements of Governmental Authority, Company may be required to report to the said Governmental Authority information that reasonably suggests that a Product may have caused or contributed to death or serious injury or has malfunctioned and that the device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur.  The Parties hereto agree to supply to the other any such information twenty-four (24) hours after becoming aware of it so that each can comply with the aforesaid reporting requirements.  In the event that Company is required by any Governmental Authority to recall the Products or if Company voluntarily initiates such recall, Distributor shall reserve the right to return the said recalled Products to Company following the execution of a recall.  In cases where such recall results from defects in design, material or workmanship of the Products, Company shall, within ninety (90) days after receipt of the returned Products, refund the original Purchase Price of such Products paid by Distributor subject to the recouping of costs borne by the Company for such Products manufactured by MicroPort.

8.02     Notwithstanding the foregoing paragraph, such return shall, by no means, relieve Company’s liability in relation to the recalled Products.  In cases where such recall results from defects in design, material or workmanship of the Products, Company shall bear all costs and expenses of any recall, including, without limitation, expenses or obligations to any Third Parties, the costs of notifying customers and costs associated with any of the shipment of recalled Products, whether from customer to Distributor or Company or otherwise.

ARTICLE 9
ADVERSE EVENTS AND CUSTOMER COMPLAINTS

9.01     In the event of any adverse events caused by a Product or any customer complaints of Product in the Territory (collectively, the “Events”), Company shall respond to Distributor in writing of such Events without any undue delay after receiving Distributor’s notice.  Upon Distributor’s request, Company shall give Distributor assistance to deal with the Events including but not limited to providing the professional advice concerning the Events, preparing and providing any testing reports, data, results or any other documents, as the case may be.  In cases where such Events are as a result of defects in the design, material or workmanship of the Products, Company shall be responsible for relevant costs incurred by Distributor in connection with the Events.  The Parties shall negotiate in good faith to determine the solution to the Events.

9.02     Notwithstanding the foregoing paragraph, Company shall be responsible for the compensation paid to customer in connection with or arisen out of any personal injury or property damage caused by defects in the design, material or workmanship of the Products.

ARTICLE 10
INTELLECTUAL PROPERTY RIGHTS

10.01   Company hereby grants to Distributor (and its Sub-distributors), free of charge, and subject to Company’s review and approval of use, the non-exclusive right to use the trademarks, service marks, trade names, logos or other words or symbols identifying the Products, related services or Company’s business (the “Trademarks”) on its advertising and promotional materials, stationery, signs, labels and packaging in order to convey that it is acting as distributor of the Products in the Territory on behalf of Company.  This provision does not grant the right or license to use any of the Trademarks in the enterprise name of Distributor.  Distributor may not use any of the Trademarks in any way beyond the scope specified in this Agreement; any such use of any of the Trademarks by Distributor shall constitute infringement by Distributor of Company’s exclusive rights to the relevant Trademark.

10.02   Distributor shall not do, or omit to do, anything in its use of the Trademarks that could adversely affect their validity and shall promptly notify Company in writing of (i) any claim against Distributor that any Product or part thereof or any advertising or promotional materials supplied to Distributor by Company infringes any patent, trademark or copyright and (ii) any suit, action or proceeding brought against Distributor on the basis of any such claim.  Company shall defend or settle such suit, action or proceeding properly to the extent that it will not cause any adverse effects on the sales of Products in the Territory, and the costs thereof (including any final award of damages) shall be borne entirely by Company.  Distributor shall provide Company, at Company’s expense, with all the information, assistance and authority necessary to enable Company to defend such claim.

10.03   Distributor shall promptly inform Company in writing if it becomes aware of any infringement of, or unfair competition with respect to, the Trademarks or any Company patent or copyright by any Third Party.  Company shall prosecute at its own expense any claims and any suits, proceedings or actions arising therefrom.  Distributor shall cooperate fully with Company in the prosecution of any such suit, proceeding or action.

10.04   If it is adjudicatively determined that any Product infringes, or in Company’s sole opinion, may be found to infringe a Third Party’s patent, or if the sale or ,use of the Products is, as a result, enjoined, then Company shall, at its option and expense, either: (i) procure for Distributor the right under such patent to sell or use, as appropriate, the Products; or (ii) replace the Products with other non-infringing functionally equivalent products; or (iii) modify the Products to make the Products functionally equivalent and non-infringing; or (iv) if the use of the Products is prevented by injunction, discontinue Product sales under the Agreement and remove any Products in Distributor’s inventory and refund the aggregate payments paid therefor by Distributor.

ARTICLE 11
CONFIDENTIALITY

11.01   Each of the Parties hereto acknowledges that by reason of its relationship to the other Party hereunder it will have access to certain information and materials concerning the other Party’s and/or its Affiliates’ business, including business plans, trade secrets, customers, technology and products (including the Products) that are confidential and/or of substantial value, and the value of such information would be impaired if disclosed to any Third Parties.

11.02   Each of the Parties hereto agrees that it will not use in any way for its own account or the account of any Third Party, nor disclose to any such Third Party, confidential information revealed to it by the other Party and/or its Affiliates until and unless (i) such information becomes public through means other than through breach of this Agreement; (ii) to the extent required by any order of any court of competent jurisdiction or any order, enquiry or investigation by any competent judicial, governmental, exchange or regulatory body; or (iii) as may be required by law. Upon request of either of the Parties hereto, the other Party shall advise whether or not it considers any particular information or materials to be confidential.

ARTICLE 12
REPRESENTATION AND WARRANTY

12.01   Company represents and warrants that: (i) it has the right to enter into this Agreement and its performance of this Agreement will be free and clear of liens and encumbrances; (ii) entering into this Agreement will not cause Company to breach any other agreements to which it is a party; (iii) the Products, or any portion thereof, do not infringe any trademark, copyright, patent or other intellectual property rights of any Third Party with respect to Products.

12.02   Distributor represents and warrants that: (i) it has the right to enter into this Agreement and its performance of this Agreement will be free and clear of liens and encumbrances and (ii) entering into this Agreement will not cause Distributor to breach any other agreements to which it is a party.

12.03   If Distributor sells, consigns or otherwise transfers the products to any purchaser, Company hereby agrees to extend to such purchaser a warranty against defects in design, material or workmanship (“Purchaser Warranty”).  Company shall pay for the return and/or replacement of Products that prove to be defective.  The Purchaser Warranty set forth in this Section 12.03 in respect of each Product delivered hereunder shall expire upon the earlier of: (i) one (1) year after the sale by Distributor to the original purchaser; or (ii) the expiry date of such Product.  Company shall indemnify Distributor for all costs and expenses in connection with or arising out of return, replacement or rejection of any Products in accordance with this Section 12.03.  If compulsory law in any jurisdiction within the Territory requires warranties, which are more favorable to the purchaser than stated in the foregoing sentence, Distributor shall notify Company hereof in writing.

12.04   Anti-Bribery Obligation. Distributor agrees that in performing its duties under this Agreement, it will not violate:  (i) the applicable laws and regulations of the People’s Republic of China (“PRC”), including all PRC anti-bribery laws and regulations; (ii) the laws and regulations of the United States of America, including the Foreign Corrupt Practices Act (“FCPA”); (iii) the laws and regulations of the United Kingdom, including the UK Bribery Act 2010; or (iv) the anti-bribery laws of any other relevant state (all aforementioned laws collectively referred to hereinafter as the “Anti-Bribery Laws”).

Distributor agrees that in performing its duties under this Agreement it will not offer, promise, or make any payments, loans, gifts of money, valuables, goods, or anything else of value (whether such value is assessable or not):

(a)      to any customer or any employee of any customer, intending to induce any person to perform improperly one of their functions in their position of trust and responsibility, or as a reward for improper performance, in order to buy or sell goods or services, or in order to obtain or retain business or a business advantage;

(b)       to an official or employee of any government; or to an official or employee of any department, agency, or instrumentality of a government; or to an employee of any corporation or entity owned or controlled by the government of the PRC or any other nation; or to an immediate family member of such officials or employees for the purpose of influencing such officials or employees in order to obtain any improper advantage, or in order to assist in obtaining or retaining business;

(c)      to any political party, party official, or political candidate for the purpose of influencing such officials or candidates in order to obtain any improper advantage, or in order to assist in obtaining or retaining business; or

(d)      to any other person if Distributor knows or has reason to believe that any part of the payment, loan, gift or thing of value will be given directly, indirectly, or through a third party to any of the persons or for any of the purposes described in the three bullet points immediately above.

Distributor acknowledges that Company has not authorized it in any manner to violate any relevant law or regulation, including any Anti-Bribery Laws, and agrees that it will not accept any purported future authorization that is made whether orally or in writing.

In the event it is adjudged or determined by any court of competent jurisdiction or any Governmental Authority that the Distributor has violated or failed to comply fully with any of its obligations under this Section 12.04 and/or committed any violations of the Anti-bribery Laws, it would be deemed a material breach of this Agreement and this Agreement may be terminated immediately pursuant to Article 15 hereunder.  Distributor shall fully indemnify and hold the Company harmless against any and all claims, losses or damages arising from or related to such violation.

ARTICLE 13
INDEMNIFICATION

13.01   Distributor shall defend, indemnify and hold harmless Company, its Affiliates and their respective directors, officers, employees, agents, subcontractors, representatives (each, a “Company Indemnified Party”) from and against all Third Party claims, demands and causes of action (“Claims”) and all judgments, settlements, liabilities, fines, penalties, costs and expenses arising from Claims (“Losses”) to the extent arising out of or resulting from (i) Distributor’s breach of this Agreement, (ii) personal injury, death or property damage sustained by any Person resulting from any intentional or gross negligent act or omission by Distributor, any of its employees or authorized representatives in connection with the shipping, handling or storage of the Products which are not consistent with the representations, information or data provided to Distributor by Company; or (iii) Distributor’s failure to comply with applicable laws in the import, storage, distribution or marketing of the Products.

13.02   Company shall defend, indemnify and hold harmless Distributor, its Affiliates and their respective directors, officers, employees, agents, subcontractors, representatives (each, a “Distributor Indemnified Party”) from and against all Third Party claims, demands and causes of action (“Claims”) and all judgments, settlements, liabilities, fines, penalties, costs and expenses arising from Claims (“Losses”) to the extent arising out of or resulting from (i) Company’s breach of this Agreement, (ii) personal injury, death or property damage sustained by any Person resulting from any intentional or gross negligent act or omission by Company, any of its employees or authorized representatives in connection with the shipping, handling or storage of the Products which are not consistent with the representations, information or data provided to Company by Distributor; or (iii) Company’s failure to comply with applicable laws in the import, storage, distribution or marketing of the Products.

13.03   Unless expressly stated otherwise in this Agreement, in no event shall either Party have any liability to the other Party or any Third Party for any loss of revenue, loss of profit, loss of data or loss of goodwill, or for any indirect, special or consequential loss or damage arising out of or in connection with this Agreement or any collateral contract, whether in contract, tort (including negligence) or otherwise.

ARTICLE 14
TERM

14.01   Term.  This Agreement shall become effective from the Effective Date and will remain in force until the fifth anniversary of the Approval Date for either of the Products (whichever comes later) unless terminated earlier in accordance with Section 15.01 hereof.

14.02   Subject to mutual agreement of the parties, at the end of the Term, Distributor shall, under identical terms and conditions, has the preemptive right to remain the exclusive distributor for the Products in the Territory after the expiry of this Agreement.

ARTICLE 15
TERMINATION

15.01   To the extent that either Party shall elect to terminate this Agreement for cause, or any applicable law provides that cause, each of the following, shall constitute cause for such termination, and this Agreement may be terminated prior to the expiry of the Term upon written notice to the other Party, as follows: (i) by a Party, effective immediately, if the other Party should experience a Bankruptcy Event; (ii) by a Party, effective immediately, if the other Party commits a material breach of any term of this Agreement and (if that breach is remediable) fails to remedy that breach within thirty (30) days of that Party being required in writing to do so; (iii)  by a Party, effective immediately, if Change of Control occurs in the other Party; (iv) by a Party, in accordance with Article 16 hereof, if any Force Majeure Event occurs.

15.02   In the event this Agreement is terminated by Distributor in accordance with Section 15.01(i), Distributor may, at its sole option, (i) retain the right to sell its remaining inventory of Products; or (ii) request Company or Company’s designee to repurchase any Products in Distributor’s inventory provided such Products are saleable, conforming to the agreed-to Specifications.  In such case, Company shall refund the aggregate payments paid therefore by Distributor within thirty (30) days after receipt of the said Products.

15.03   In the event this Agreement is terminated by Company in accordance with Section 15.01(ii), Company may, at its sole option, obligate Distributor to sell to Company any Products in Distributor’s inventory provided such Products are saleable, conforming to the agreed-to Specifications.  In such case, Company shall refund the aggregate payments paid therefore by Distributor within thirty (30) days after receipt of such Products.

15.04   In the event this Agreement is terminated by Distributor in accordance with Section 15.01(ii) or (iii), Distributor may, at its sole option, (i) retain the right to sell its remaining inventory of all Products; or (ii) request Company or Company’s designee to repurchase any Products in Distributor’s inventory provided such Products are saleable, conforming to the agreed-to Specifications.  In the case of repurchase of any Products under this 15.04 (ii), Company shall refund the aggregate payments paid therefore by Distributor within thirty (30) days after receipt of the said Products.  In addition, Company shall pay to Distributor a payment equal to aggregate amount of the sales of Products during the period of most recent twelve (12) calendar months in the Territory (the “Twelve (12)-month Sales Payment”) provided that, if such termination is due to Change of Control on the part of Company, and Distributor or its Affiliates are in control of Company through an acquisition, merger, consolidation or otherwise, directly or indirectly, Company has no obligation to pay such Twelve (12)-month Sales Payment. Company shall also reimburse Distributor for all costs in connection with obtaining, holding and maintaining CFDA Registration Certificates for the Products, subject to a ceiling of $250,000, including inspection and test fee for the Product and registration application fee(collectively, the “CFDA Registration Fee”).

15.05   In the event this Agreement is terminated by Company in accordance with Section 15.01(i), Company shall agree and acknowledge that Distributor or any of its successors may sell its remaining inventory of Products.

15.06   In the event this Agreement is terminated in accordance with Section 15.01(iv), then to the extent it is physically or legally possible, Distributor may, at its sole option, retain the right to sell its remaining inventory of Products. Company shall also reimburse Distributor for the CFDA Registration Fee.

15.07   In the event this Agreement is terminated in accordance with Section 15.01, the Distributor shall not accept any new purchase orders from its customers and shall cease to use the Trademarks and any other intellectual property which belongs to the Company.

15.08   Notwithstanding anything to the contrary in this Agreement, the above Section 15.07 shall not apply if Distributor or any of its successors retains the right to sell its remaining inventory of Products in accordance with Section 15.02 through Section 15.06 hereof.

15.09   The provisions of Article 9 through Article 17 and any other provisions hereof which by the intent, nature or meaning thereof have validity beyond the termination shall survive the termination of this Agreement for any reason.  All other rights and obligations of the Parties shall cease upon termination of this Agreement.

ARTICLE 16
FORCE MAJEURE

16.01   The time for performance of a Party impacted by a Force Majeure Event, other than the satisfaction of payment obligations that have accrued under this Agreement, is excused, without liability, for the duration of time that the Force Majeure Event impairs such Party’s ability to perform its obligations under this Agreement.

16.02   The Party whose performance is affected by a Force Majeure Event (the “Affected Party”) shall give prompt written notice to the other Party stating the details and expected duration of the event.  Once notice is given of a Force Majeure Event, the Parties shall keep each other reasonably informed of the situation until the Affected Party’s performance is no longer affected by the Force Majeure Event or this Agreement is terminated, whichever occurs first.  If the performance of the Affected Party does not resume within ninety (90) days of the occurrence of a Force Majeure Event, the other Party shall have the right to terminate this Agreement without penalty, except Distributor’s satisfaction of payment obligations that have accrued under this Agreement shall survive the termination of this Agreement.  Each Party has full management discretion in dealing with its own labor issues.

ARTICLE 17
MISCELLANEOUS

17.01   This Agreement shall be governed by and construed under the laws of People’s Republic of China, without reference to its conflicts of law principles.  The United Nations Conventions on Contracts for the International Sale of Goods shall not be applicable to this Agreement. Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be settled through friendly negotiations.  In case no settlement can be reached through such negotiations within forty-five (45) days of the commencement thereof, any such dispute, controversy, difference or claim shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted.  The seat of arbitration shall be Hong Kong and the number of arbitrators shall be three and the arbitration proceedings shall be conducted in English.

17.02   This Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the prior, written consent of the other Party.  Notwithstanding the foregoing, either Party may, with the other Party’s consent, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate.  The assigning Party shall remain responsible for the performance by its assignee of this Agreement or any obligations hereunder so assigned to such assignee.

17.03   This Agreement and the Exhibits referred to in this Agreement between the Parties, together with the Technology Licensing and Manufacturing Agreement, Component Manufacturing Agreement and the Brazil Registration and Distribution Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous arrangements with respect to the subject matter hereof, whether written or oral.  Any amendment or modification to this Agreement shall be made in writing signed by both Parties.

17.04   Any consent, notice or report required or permitted to be given or made under this Agreement by one of the Parties hereto to the other shall be in writing and (a) delivered by hand, (b) sent by internationally recognized delivery service, (c) sent by registered or certified mail, return receipt requested, postage prepaid, or (d) sent by facsimile transmission confirmed by prepaid, registered or certified mail letter, and shall be deemed to have been properly served to the addressee upon receipt of such written communication, in any event to the following addresses:

If to the Company:      LOMBARD MEDICAL LIMITED
888 Prospect Street #200
La Jolla, CA 92037
Attention: Bill Kulback
Email: bill.kullback@lombardmedical.com

If to the Distributor:    MICROPORT ENDOVASCULAR (SHANGHAI) CO., LTD.
Building #1, 3399 Kangxin Rd., SIMZ Century Medicine Park Shanghai 201318, P. R. China
Attention: Tracy Xi
Email: mpendo@microport.com
Facsimile No.: 86-21 33750026

Either Party may change its address to which notices shall be sent by giving notice to the other Party in the manner herein provided.

17.05   Each Party agrees to execute, acknowledge and/or deliver such further instruments, and to do all other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

17.06   This Agreement has been prepared jointly and shall not be strictly construed against either Party.

17.07   The captions or headings of the Sections hereof are inserted only as a matter of convenience or for reference and shall have no effect on the meaning of the provisions hereof.

17.08   No failure on the part of a Party to exercise, and no delay in exercising, any right, power, remedy or privilege under this Agreement, or provided by statute or at law or in equity or otherwise, shall impair, prejudice or constitute a waiver of any such right, power, remedy or privilege or be construed as a waiver of any breach of this Agreement or as an acquiescence therein, nor shall any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege.

17.09   If any provision hereof should be held invalid, illegal or unenforceable in any respect in any jurisdiction, the Parties hereto shall substitute, by mutual consent, valid provisions for such invalid, illegal or unenforceable provisions, which valid provisions in their economic effect are sufficiently similar to the invalid, illegal or unenforceable provisions that it can be reasonably assumed that the Parties would have entered into this Agreement with such valid provisions.  In case such valid provisions cannot be agreed upon, the invalidity, illegality or unenforceability of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid, illegal or unenforceable provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without the invalid, illegal or unenforceable provisions.

17.10   This Agreement may be executed in one or more counterparts by the parties, which may be by facsimile signature, email or PDF, each of which when executed and delivered, by facsimile transmission, email or PDF, will be an original and all of which will constitute but one and the same Agreement.

17.11   In the event any term of this Agreement is inconsistent with the terms of Purchase Order issued by Distributor, then the terms of this Agreement shall control.

17.12   Except where the context expressly requires otherwise, (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa); (b) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” and shall not be interpreted to limit the provision to which it relates; (c) the word “will” shall be construed to have the same meaning and effect as the word “shall”; (d) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified; (e) any reference in this Agreement to any Person shall be construed to include the Person’s successors and assigns; (f) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement, and not to any particular provision of this Agreement; (g) all references herein to Sections or Exhibits shall be construed to refer to Sections or Exhibits of this Agreement; (h) the word “notice” means notice in writing (whether or not specifically stated); (i) provisions that require that a Party, the Parties “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging); (j) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof.

(Signature page follows)

IN WITNESS WHEREOF, the Parties to the Agreement by their duly authorized representatives have executed this Agreement as of the date first written above.

LOMBARD MEDICAL LIMITED	MICROPORTENDOVASCULAR (SHANGHAI) CO., LTD.
By:	By:
Title:	Title:

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Exhibit A

The Products included in this Agreement are:

1.         Aorfix™

Aorfix™ AAA Flexible Stent Graft System with IntelliFlex™ Low Profile Delivery System.

2.         Altura™

Altura™ Endograft System